UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41358P 10 6

(CUSIP Number)

Ansbert Gadicke

MPM Asset Management

450 Kendall Street

Cambridge, MA 01242

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,667,036
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,667,036
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,036
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

This schedule is filed by MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM Asset Management LLC (“AM LLC”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”), MPM Oncology Impact Management LP (“Oncology LP”) and MPM Oncology Impact Management GP LLC (“Oncology GP”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin and Todd Foley (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is calculated based upon 32,031,307 shares of the Issuer’s common stock outstanding as of January 11, 2021, as disclosed in, and derived from the Issuer’s (i) final prospectus dated January 6, 2021, filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2021 (the “Prospectus”) and (ii) Current Report on Form 8-K, filed with the Commission on January 11, 2021 (the “Form 8-K,” and collectively with the Prospectus, the “January Offering Documents”).

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 152,470
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 152,470
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.5%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors BV2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 96,737
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,737
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,737
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 322,063
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 322,063
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,063
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) UBS Oncology Impact Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,898,422
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,898,422
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,898,422
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,819,506(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,819,506(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819,506(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.8%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,667,036 shares of Common Stock held by BV 2014 and 152,470 shares held by BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(3)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,916,243(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,916,243(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,243(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,667,036 shares of Common Stock held by BV 2014, 152,470 shares held by BV 2014(B) and 96,737 shares held by AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(3)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Oncology Impact Fund (Cayman) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,898,422(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,898,422(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,898,422(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.2%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(3)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Oncology Impact Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,898,422(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,898,422(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,898,422(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.2%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(3)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Oncology Impact Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,898,422(2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,898,422(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,898,422(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.2%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(3)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,136,728(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,136,728(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,136,728(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 22.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,667,036 shares held by BV 2014, 152,470 shares held by BV 2014(B), 96,737 shares held by AM BV 2014 LLC, 322,063 shares held by AM LLC and 3,898,422 shares held by UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC and the managing director of Oncology GP.

(3)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,238,306(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,238,306(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,238,306(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.1%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,667,036 shares held by BV 2014, 152,470 shares held by BV 2014(B), 96,737 shares held by AM BV 2014 LLC and 322,063 shares held by AM LLC. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC.

(3)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,916,243(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,916,243(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,916,243(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.1%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,667,036 shares held by BV 2014, 152,470 shares held by BV 2014(B) and 96,737 shares held by AM BV 2014 LLC. The Reporting Person is a managing director of BV 2014 LLC.
(3)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) amends and supplements the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on February 10, 2012 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales of shares of the Issuer’s Common Stock by certain Filing Persons.

Items 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The MPM Entities sold an aggregate of 1,184,473 shares of Common Stock in open market transactions from January 20, 2021 through February 10, 2021 for aggregate gross proceeds of $23,910,767. On January 20, 2021, BV 2014(B) distributed an aggregate of 101,646 shares of Common Stock in a pro rata in-kind distribution to its limited partners for no consideration.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of February 10, 2021:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV 2014	2,667,036	2,667,036	0	2,667,036	0	2,667,036	8.3%
BV 2014(B)	152,470	152,470	0	152,470	0	152,470	0.5%
AM BV 2014 LLC	96,737	96,737	0	96,737	0	96,737	0.3%
AM LLC	322,063	322,063	0	322,063	0	322,063	1.0%
UBS Oncology	3,898,422	3,898,422	0	3,898,422	0	3,898,422	12.2%
BV 2014 GP(2)	0	0	2,819,506	0	2,819,506	2,819,506	8.8%
BV 2014 LLC(3)	0	0	2,916,243	0	2,916,243	2,916,243	9.1%
Oncology Cayman(4)	0	0	3,898,422	0	3,898,422	3,898,422	12.2%
Oncology LP(4)	0	0	3,898,422	0	3,898,422	3,898,422	12.2%
Oncology GP(4)	0	0	3,898,422	0	3,898,422	3,898,422	12.2%
Ansbert Gadicke(5)	0	0	7,136,728	0	7,136,728	7,136,728	22.3%
Luke Evnin(6)	0	0	3,238,306	0	3,238,306	3,238,306	10.1%
Todd Foley(7)	0	0	2,916,243	0	2,916,243	2,916,243	9.1%

(1)	This percentage is calculated based on 32,031,307 shares of the Issuer’s Common Stock outstanding as of January 11, 2021, as disclosed in, and derived from the January Offering Documents.
(2)	Includes securities held by BV 2014 and BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).

(3)

Includes securities held by BV 2014, BV 2014(B) and AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(4)	Includes shares held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(5)

Includes securities held by BV 2014, BV 2014(B), AM BV 2014 LLC, AM LLC and UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC, a member of AM LLC and the managing director of Oncology GP.

(6)	Includes securities held by BV 2014, BV 2014(B), AM BV2014 LLC and AM LLC. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC.
(7)	Includes securities held by BV 2014 and BV 2014(B) and AM BV2014 LLC. The Reporting Person is a managing director of BV 2014 LLC.

(c)     The Reporting Persons sold the following shares of Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Sale	Price Range	Average Price	Sold by BV 2014	Sold by AM BV 2014 LLC
1/20/2021	$23.58-$24.52	$23.95	15,145	549
1/20/2021	$24.60-$24.835	$24.71	1,930	70
1/21/2021	$21.36-$22.325	$22.11	20,245	734
1/21/2021	$22.36-$23.25	$22.61	4,716	171
1/21/2021	$23.77	$23.77	193	7
1/22/2021	$21.475-$22.35	$21.72	23,831	864
1/25/2021	$21.00-$21.72	$21.23	12,551	455
1/26/2021	$21.00-$21.145	$21.08	1,315	48
1/27/2021	$20.00	$20.00	682,084	24,741
2/2/2021	$20.00-$20.63	$20.13	46,726	1,695
2/3/2021	$20.02-$20.555	$20.21	40,455	1,467
2/4/2021	$20.00-$20.83	$20.37	28,689	1,041
2/5/2021	$19.955-$20.11	$20.01	9,816	356
2/8/2021	$19.95-$20.28	$20.04	69,604	2,524
2/9/2021	$20.00-$20.535	$20.25	9,071	329
2/10/2021	$20.00-$20.315	$20.00	176,644	6,407

Total			1,143,015	41,458

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

(d)	Inapplicable.

(e)	Inapplicable.

Item 7.	Material to Be Filed as Exhibits

C.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

MPM BIOVENTURES 2014, L.P.

By:	MPM BioVentures 2014 GP LLC,
its General Partner
By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM BIOVENTURES 2014 (B), L.P.

By:	MPM BioVentures 2014 GP LLC,
its General Partner
By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ASSET MANAGEMENT INVESTORS BV 2014 LLC

By:	MPM BioVentures 2014 LLC
Its: Manager

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ASSET MANAGEMENT LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Member

MPM BIOVENTURES 2014 GP, LLC

By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM BIOVENTURES 2014 LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

UBS ONCOLOGY IMPACT FUND, L.P.

By:	Oncology Impact Fund (Cayman) Management L.P.,
its General Partner
By:	MPM Oncology Impact Management LP,
Its General Partner
By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	MPM Oncology Impact Management LP,
Its General Partner
By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT LP

By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT GP LLC

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke
Title:	Managing Director

By:	/s/ Todd Foley
Name:	Todd Foley

By:	/s/ Luke Evnin
Name:	Luke Evnin

By:	/s/ Ansbert Gadicke
Name:	Ansbert Gadicke

Exhibit Index

C.	Agreement regarding filing of joint Schedule 13D.